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As filed with the Securities Exchange Commission on September 22, 1999

File No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
 (Amendment No. 1)

Merrill Corporation
(Name of Issuer)

Merrill Corporation
John W. Castro
Rick R. Atterbury
Viking Merger Sub, Inc.
DLJ Merchant Banking Partners II, L.P.
DLJ Offshore Partners II, C.V.
DLJ Diversified Partners, L.P.
DLJMB Funding II, Inc.
DLJ Merchant Banking Partners II-A, L.P.
DLJ Diversified Partners-A L.P.
DLJ EAB Partners, L.P.
DLJ Millennium Partners, L.P.
DLJ Millennium Partners-A, L.P.
DLJ Investment Partners, L.P.
DLJ First ESC L.P.
DLJ ESC II L.P.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

590175 10 5
(CUSIP Number of Class of Securities)

John W. Castro
President and Chief Executive Officer
Merrill Corporation
One Merrill Circle
St. Paul, Minnesota 55108
(651) 646-4501
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

Copies To:

Bruce A. Machmeier, Esq. Oppenheimer Wolff & Donnelly LLP 45 South Seventh Street, Plaza VII Minneapolis, MN 55402	George R. Bason, Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017

This statement is filed in connection with (check the appropriate box):

a.	/x/	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	/ /	The filing of a registration statement under the Securities Act of 1933.
c.	/ /	A tender offer.
d.	/ /	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  /x/

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$360,210,827*	$72,050.00**
*
For purposes of calculation of fee only, this amount is based on (i) 16,115,520 shares (the number of shares of Common Stock of Merrill Corporation outstanding as of July 14, 1999 ("Common Stock")) minus 979,091 shares (the number of shares of Common Stock to be retained in the Merger) multiplied by $22.00, the cash consideration per share plus (ii) $27,209,389, the aggregate amount anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 3,166,368 options are cancelled in exchange for cash in the transaction).
**
The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

    /x/  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offering fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $72,050.00	Filing Party: Merrill Corporation
Form or Registration No.: Preliminary Schedule 14A Proxy Statement	Date Filed: August 2, 1999.

    Merrill Corporation, a Minnesota corporation (the "Company"), John W. Castro, President and Chief Executive Officer of the Company, Rick R. Atterbury, Executive Vice President and Chief Technology Officer of the Company, Viking Merger Sub, Inc., a Minnesota corporation ("Viking") and the following entities (collectively, the "DLJ Entities"): DLJ Merchant Banking Partners II, L.P. ("DLJMB"), a Delaware limited partnership, DLJ Offshore Partners II, C.V. ("Offshore"), a Netherlands Antilles limited partnership, DLJ Diversified Partners, L.P. ("Diversified"), a Delaware limited partnership, DLJMB Funding II, Inc. ("Funding"), a Delaware corporation, DLJ Merchant Banking Partners II-A, L.P. ("DLJMB-A"), a Delaware limited partnership, DLJ Diversified Partners-A L.P. ("Diversified-A"), a Delaware limited partnership, DLJ EAB Partners, L.P. ("EAB"), a Delaware limited partnership, DLJ Millennium Partners, L.P. ("Millennium"), a Delaware limited partnership, DLJ Millennium Partners-A, L.P. ("Millennium-A"), a Delaware limited partnership, DLJ Investment Partners, L.P., a Delaware limited partnership, DLJ First ESC L.P. ("DLJ First"), a Delaware limited partnership, and DLJ ESC II, L.P. ("ESC II"), a Delaware limited partnership, hereby submit their Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement"). This Statement relates to a proposed Agreement and Plan of Merger dated as of July 14, 1999 (the "Merger Agreement") among the Company and Viking pursuant to which Viking will be merged with and into the Company (the "Merger"), with the Company as the surviving entity. In the Merger, each outstanding share of common stock of the Company will be converted, without any action on the part of the shareholders, into the right to receive $22.00 in cash per share. Company shares currently owned by John W. Castro totaling 909,091 and 70,000 Company shares currently owned by Rick R. Atterbury will, immediately prior to the time the Merger becomes effective, convert into new class B shares in the Company and will remain outstanding after the Merger becomes effective. Any shares of the Company held by the Company as treasury stock will be canceled without payment being made therefor. Any Company shares with respect to which dissenters' rights have been exercised will be dealt with as provided in the preliminary proxy statement of the Company relating to the solicitation of proxies for a Special Meeting of Shareholders of the Company at which time the shareholders of the Company will be asked to vote upon the approval of the Merger Agreement (the "Proxy Statement") and will not automatically convert into cash.

    This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Proxy Statement was filed by the Company with the Securities and Exchange Commission (the "Commission") immediately prior to the filing of this Statement. Terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

    All information contained in this Statement concerning Viking, the DLJ Entities and the financing of the Merger has been supplied by the DLJ Entities. Except as otherwise indicated, all other information contained in this Statement has been supplied by the Company.

    The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement.

CROSS-REFERENCE SHEET

Item in Schedule 13E-3	Where located in the Proxy Statement
Item 1(a)	Cover Page; SUMMARY — The Companies
Item 1(b)	COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION; INFORMATION CONCERNING THE SPECIAL MEETING — Record Date and Quorum Requirement
Item 1(c)-(d)	COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION; SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
Item 1(e)	*
Item 1(f)	COMMON STOCK PURCHASE INFORMATION
Item 2(a)-(d) and (g)	SUMMARY — The Companies; CURRENT MANAGEMENT OF MERRILL; VIKING AND DLJMB; MANAGEMENT OF MERRILL AFTER THE MERGER
Item 2(e)-(f)	** and VIKING AND DLJMB
Item 3(a)(1)	*
Item 3(a)(2) and (b)
SUMMARY; SPECIAL FACTORS — Background of the Merger; — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger; THE VOTING AGREEMENT — Voting; Proxy; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Item 4(a)	SUMMARY; SPECIAL FACTORS; THE MERGER AGREEMENT; THE VOTING AGREEMENT; Appendix A; Appendix B
Item 4(b)
SUMMARY; SPECIAL FACTORS — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger; THE MERGER AGREEMENT— The Merger; — Treatment of Stock Options; THE VOTING AGREEMENT; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Item 5(a)-(g)
SUMMARY; SPECIAL FACTORS — Consequences of the Merger; — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger; — Plans for Merrill After The Merger; THE MERGER AGREEMENT; MANAGEMENT OF MERRILL FOLLOWING THE MERGER
Item 6(a), (c)(1)-(2)	SUMMARY — The Merger; — Financing; Source of Funds; SPECIAL FACTORS — Financing; Source of Funds; THE MERGER AGREEMENT
Item 6(b)	SPECIAL FACTORS — Opinion of the Financial Advisor for the Special Committee; — Fees and Expenses; INFORMATION CONCERNING THE SPECIAL MEETING — Proxy Solicitation
Item 6(d)	*
Item 7(a)-(c)
SUMMARY — Reasons for the Merger; SPECIAL FACTORS — Background of the Merger; — Viking's Purpose; Reasons for and Structure of the Merger; — Plans for Merrill After the Merger; — Recommendations of the Special Committee and the Board of Directors; Purpose and Reasons for the Merger
Item 7(d)
SUMMARY; SPECIAL FACTORS — Consequences of the Merger; — Recommendations of the Special Committee and Board of Directors; Purpose and Reasons for the Merger; — Material Federal Income Tax Considerations; — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill after the Merger, — Benefits and Detriments of the Merger to Merrill and Merrill's Shareholders; — Viking's Purpose; Reasons for and Structure of the Merger; — Plans for Merrill After the Merger; THE MERGER AGREEMENT; MANAGEMENT OF MERRILL FOLLOWING THE MERGER
Item 8(a)-(b)
SUMMARY — Fairness Opinion of CIBC World Markets; INFORMATION CONCERNING THE SPECIAL MEETING — Voting Agreement; Security Ownership of Management; SPECIAL FACTORS — Recommendations of the Special Committee and the Board of Directors; Purpose and Reasons for the Merger; — Opinion of the Financial Advisors for the Special Committee; — Position of Viking, DLJMB and Messrs Castro and Atterbury; THE MERGER AGREEMENT; Appendix D; THE VOTING AGREEMENT; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION; SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA; CERTAIN FINANCIAL PROJECTIONS
Item 8(c)	INFORMATION CONCERNING THE SPECIAL MEETING — Vote Required; SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Purpose and Reasons for the Merger
Item 8(d)	SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Purpose and Reasons for the Merger
Item 8(e)	SUMMARY; SPECIAL FACTORS — Recommendations of the Special Committee and the Board of Directors; Purpose and Reasons for the Merger
Item 8(f)	*
Item 9(a)-(c)	SUMMARY; SPECIAL FACTORS — Background of the Merger; — Opinion of the Financial Advisor for the Special Committee; — Position of Viking, DLJMB and Messrs. Castro and Atterbury; and Appendix D
Item 10(a)
SUMMARY; SPECIAL FACTORS — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger; SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; COMMON STOCK PURCHASE INFORMATION
Item 10(b)	COMMON STOCK PURCHASE INFORMATION
Item 11
SUMMARY; INFORMATION CONCERNING THE SPECIAL MEETING — Voting Agreement; Security Ownership of Management; SPECIAL FACTORS; THE MERGER AGREEMENT; Appendix A; THE VOTING AGREEMENT; Appendix B; Appendix C
Item 12(a)-(b)
SUMMARY — Voting Agreement; Security Ownership of Management; INFORMATION CONCERNING THE SPECIAL MEETING — Voting Agreement; Security Ownership of Management; SPECIAL FACTORS —Recommendations of the Special Committee and Board of Directors; Purpose and Reasons for the Merger; THE VOTING AGREEMENT; Appendix B; Appendix C
Item 13(a)	SUMMARY — Dissenters' Rights; RIGHTS OF DISSENTING SHAREHOLDERS; Appendix E
Item 13(b)	WHERE YOU CAN FIND MORE INFORMATION
Item 13(c)	*
Item 14(a)	SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA; DOCUMENTS INCORPORATED BY REFERENCE
Item 14(b)	*
Item 15(a)-(b)	INFORMATION CONCERNING THE SPECIAL MEETING — Proxy Solicitation
Item 16	SUMMARY — Shareholder Lawsuits Challenging the Merger; SPECIAL FACTORS — Shareholder Lawsuits Challenging the Merger; Proxy Statement and related Notice of Special Meeting and Proxy
Item 17(a)	*
Item 17(b)	Appendix D
Item 17(c)	Appendix A; Appendix B; Appendix C
Item 17(d)	Proxy Statement and related Notice of Special Meeting and Proxy
Item 17(e)	Appendix E
Item 17(f)	*

*  The Item is inapplicable or the answer thereto is in the negative.
** The information requested by this item is included in this Schedule 13E-3.

Item 1.  Issuer and Class of Securities Subject to the Transaction

    (a)  The information set forth on the cover page of, and under "SUMMARY — The Companies" in, the Proxy Statement is incorporated herein by reference.

    (b)  The information set forth under "COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION" and "INFORMATION CONCERNING THE SPECIAL MEETING — Record Date and Quorum Requirement" is incorporated herein by reference.

    (c)-(d)  The information set forth under "COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION" and "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" is incorporated herein by reference.

    (e)  Not applicable.

    (f)  The information set forth under "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 2.  Identity and Background

    (a)-(d) and (g)  This Schedule 13E-3 is being filed by the issuer, Viking, John W. Castro, Rick R. Atterbury and the DLJ Entities. The information set forth under "SUMMARY — The Companies"; "CURRENT MANAGEMENT OF MERRILL"; "VIKING AND DLJMB" and "MANAGEMENT OF MERRILL AFTER THE MERGER" is incorporated herein by reference.

    (e) and (f)  The information set forth under "VIKING AND DLJMB" is incorporated herein by reference. During the last five years, none of Merrill or any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Past Contacts, Transactions or Negotiations

    (a)(1)  Not applicable.

    (a)(2) and (b)  The information set forth under "SUMMARY"; "SPECIAL FACTORS — Background of the Merger; — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger"; "THE VOTING AGREEMENT — Voting; Proxy" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 4.  Terms of the Transactions

    (a)  The information set forth under "SUMMARY", "SPECIAL FACTORS", "THE MERGER AGREEMENT", "THE VOTING AGREEMENT" and Appendix A and B is incorporated herein by reference.

    (b)  The information set forth under "SUMMARY", "SPECIAL FACTORS — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger"; "THE MERGER AGREEMENT — The Merger; — Treatment of Stock Options", "THE VOTING AGREEMENT" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

Item 5.  Plans or Proposals of the Issuer of Affiliate

    (a)-(g)  The information set forth under "SUMMARY", "SPECIAL FACTORS — Consequences of the Merger; — Plans for Merrill After the Merger, — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger", "THE MERGER AGREEMENT" and "MANAGEMENT OF MERRILL FOLLOWING THE MERGER" is incorporated herein by reference.

Item 6.  Source and Amount of Funds or Other Consideration

    (a), (c)(1)-(2) The information set forth under "SUMMARY — The Merger; — Financing; Source of Funds", "SPECIAL FACTORS — Financing; Source of Funds" and "THE MERGER AGREEMENT" is incorporated herein by reference.

    (b)  The information set forth under "SPECIAL FACTORS — Opinion of the Financial Advisor for the Special Committee; — Fees and Expenses" and "INFORMATION CONCERNING THE SPECIAL MEETING — Proxy Solicitation" is incorporated herein by reference.

    (d)  Not applicable.

Item 7.  Purposes, Alternatives, Reasons and Effects

    (a)-(c)  The information set forth under "SUMMARY — Reasons for the Merger", and "SPECIAL FACTORS — Background of the Merger; — Viking's Purpose; Reasons for and Structure of the Merger; — Plans for Merrill After the Merger; — Recommendations of the Special Committee and the Board of Directors; Purpose and Reasons for the Merger" is incorporated herein by reference.

    (d)  The information set forth under "SUMMARY", "SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Purpose and Reasons for the Merger; — Consequences of the Merger; — Material Federal Income Tax Considerations; — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger; — Benefits and Detriments of the Merger to Merrill and Merrill's Shareholders; — Viking's Purpose; Reasons for and Structure of the Merger, — Plans for Merrill After the Merger", "THE MERGER AGREEMENT"; and "MANAGEMENT OF MERRILL FOLLOWING THE MERGER" is incorporated herein by reference.

Item 8.  Fairness of the Transactions

    (a)-(b)  The information set forth under "SUMMARY — Fairness Opinion of CIBC World Markets", "INFORMATION CONCERNING THE SPECIAL MEETING — Voting Agreement; Security Ownership of Management", "SPECIAL FACTORS — Recommendations of the Special Committee and the Board of Directors; Purpose and Reasons for the Merger; — Opinion of the Financial Advisor for the Special Committee, — Position of Viking, DLJMB and Messrs. Castro and Atterbury"; "THE MERGER AGREEMENT", "Appendix D", "THE VOTING AGREEMENT", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT", "COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION", "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "CERTAIN FINANCIAL PROJECTIONS" is incorporated herein by reference.

    (c)  The information set forth under information concerning "INFORMATION CONCERNING THE SPECIAL MEETING — Vote Required", "SPECIAL FACTORS — Recommendation of the Special Committee and Board of Directors; Purpose and Reasons for the Merger" is incorporated herein by reference.

    (d)  The information set forth under "SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Purpose and Reasons for the Merger" is incorporated herein by reference.

    (e)  The information set forth under "SUMMARY", and "SPECIAL FACTORS — Recommendations of the Special Committee and the Board of Directors; Purpose and Reasons for the Merger" is incorporated herein by reference.

    (f)  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

    (a)-(c) The information set forth under "SUMMARY", "SPECIAL FACTORS — Background of the Merger; — Opinion of the Financial Advisor for the Special Committee, — Position of Viking, DLJMB and Messrs. Castro and Atterbury", and "Appendix D" is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer

    (a)  The information set forth under "SUMMARY", "SPECIAL FACTORS — Interests of Certain Persons in the Merger; Certain Merrill Benefit Plans; and Continued Ownership of Merrill After the Merger", "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

    (b)  The information set forth under "COMMON STOCK PURCHASE INFORMATION" is incorporated herein by reference.

Item 11.  Contracts, Arrangements or Understandings with Respect to the Issuer's Securities

    The information set forth under "SUMMARY", "INFORMATION CONCERNING THE SPECIAL MEETING — Voting Agreement; Security Ownership of Management," "SPECIAL FACTORS", "THE MERGER AGREEMENT", "Appendix A", "THE VOTING AGREEMENT", "Appendix B" and "Appendix C" is incorporated herein by reference.

Item 12.  Present Intention and Recommendation of Certain Persons with Regard to the Transaction

    (a)-(b)  The information set forth under "SUMMARY — Voting Agreement; Security Ownership of Management", "INFORMATION CONCERNING THE SPECIAL MEETING — Voting Agreement; Security Ownership of Management", "SPECIAL FACTORS — Recommendations of the Special Committee and Board of Directors; Purpose and Reasons for the Merger", "THE VOTING AGREEMENT", "Appendix B" and "Appendix C" is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction

    (a)  The information set forth under "SUMMARY — Dissenters' Rights", "RIGHTS OF DISSENTING SHAREHOLDERS", and "Appendix E" is incorporated herein by reference.

    (b)  The information set forth under "WHERE YOU CAN FIND MORE INFORMATION" is incorporated herein by reference.

    (c)  Not applicable.

Item 14.  Financial Information

    (a)  The information set forth under "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "DOCUMENTS INCORPORATED BY REFERENCE" is incorporated herein by reference.

    (b)  Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized

    (a)-(b)  The information set forth under "INFORMATION CONCERNING THE SPECIAL MEETING — Proxy Solicitation" is incorporated herein by reference.

Item 16.  Additional Information

    The information set forth under "SUMMARY — Shareholder Lawsuits Challenging the Merger" and "SPECIAL FACTORS — Shareholder Lawsuits Challenging the Merger" is incorporated herein by reference. In addition, reference is hereby made to the Proxy Statement and to each exhibit attached thereto, each of which is incorporated by reference herein.

Item 17.  Material to be Filed as Exhibits

    (a)  Not applicable.

    (b)  Fairness Opinion of CIBC World Markets (incorporated by reference to Appendix D to the Proxy Statement).

    (c)(1)  Agreement and Plan of Merger dated as of July 14, 1999 between Merrill Corporation and Viking Merger Sub, Inc. (incorporated by reference to Appendix A to the Proxy Statement).

    (c)(2)  Amendment to Articles of Incorporation of Merrill Corporation (incorporated by reference to Appendix B to the Proxy Statement).

    (c)(3)  Voting Agreement and Irrevocable Proxy dated as of July 14, 1999 from John Castro and Rick Atterbury (incorporated by reference to Appendix C to the Proxy Statement).

    (d)  Proxy Statement and related Notice of Special Meeting and Proxy (incorporated by reference to the Proxy Statement filed by Merrill Corporation on the date hereof).

    (e)  Dissenters' Rights Provisions (incorporated by reference to Appendix E to the Proxy Statement).

    (f)  Not applicable.

SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 1999	MERRILL CORPORATION

By: /s/ John W. Castro
Name: John W. Castro
Title: President and Chief Executive Officer

By: /s/ John W. Castro
Name: John W. Castro

By: /s/ Rick R. Atterbury
Name: Rick R. Atterbury

VIKING MERGER SUB, INC.

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: President and Treasurer

DLJ MERCHANT BANKING PARTNERS II, L.P.

By DLJ Merchant Banking II, Inc., as managing general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ OFFSHORE PARTNERS II, C.V., a Netherlands Antilles Limited Partnership

By DLJ Merchant Banking II, Inc., as advisory general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal
DLJ DIVERSIFIED PARTNERS, L.P., a Delaware Limited Partnership

By DLJ Diversified Partners II Inc., as managing general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJMB FUNDING II, INC.

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ MERCHANT BANKING PARTNERS II-A, L.P.

By DLJ Merchant Banking II, Inc., as managing general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ DIVERSIFIED PARTNERS-A L.P.

By DLJ Diversified Partners, Inc., as managing general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ EAB PARTNERS, L.P., a Delaware Limited Partnership

By DLJ LBO Plans Management Corporation as manager
By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ MILLENNIUM PARTNERS, L.P., a Delaware Limited Partnership

By DLJ Merchant Banking Partners II, Inc., as managing general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ MILLENNIUM PARTNERS-A, L.P., a Delaware Limited Partnership

By DLJ Merchant Banking Partners II, Inc., as managing general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ INVESTMENT PARTNERS, L.P., a Delaware Limited Partnership

By DLJ Merchant Banking Partners II, Inc., as managing general partner

By: /s/ William F. Dawson, Jr.
Name: William F. Dawson, Jr.
Title: Principal

DLJ FIRST ESC, L.P.

By DLJ LBO Plans Management Corporation, as general partner

By: /s/ Ed Polleti
Name: Ed Polleti
Title: Vice President

DLJ ESC II, L.P.

By DLJ LBO Plans Management Corporation, as general partner

By: /s/ Ed Polleti
Name: Ed Polleti
Title: Vice President

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